Filed by BBTT

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

SEC File No.: 333-289035-01

Date: October 9, 2026

Btab Defines Its Vision as a Generational Project for the AI Era

Company outlines long-term vision to enable millions of entrepreneurs and product resellers as AI transforms how people work, build businesses and participate in the global economy

SYDNEY, AUSTRALIA and NEW YORK, NY, October 9, 2026 – Btab Ecommerce Group, Inc. (OTC: BBTT) (“Btab” or the “Company”), a global ecommerce and technology company, today outlined its long-term vision to build a global commerce ecosystem capable of supporting millions of entrepreneurs, small businesses and independent product resellers over the next five years.

For Btab, the objective extends beyond building another ecommerce company.

Btab is building a generational project.

The Company believes artificial intelligence and automation will fundamentally reshape employment, business formation and the way people earn income over the coming decade. While AI is creating significant productivity and economic opportunities, it is also changing traditional jobs and accelerating the need for new forms of entrepreneurship and independent commerce.

Btab intends to position its global commerce ecosystem as part of that transition.

Over the next five years, the Company plans to expand its network toward millions of product resellers, entrepreneurs and commerce partners globally, providing access to products, suppliers, ecommerce infrastructure, AI-powered tools, logistics capabilities and digital storefronts designed to make starting and operating a commerce business easier.

Btab’s vision is straightforward: AI should not only replace tasks. It should help create opportunities.

“Btab was never built simply to sell products,” said Binson Lau, Chief Executive Officer of Btab. “We are building infrastructure that can help people build businesses of their own. As AI changes industries and transforms traditional employment, millions of people will need new ways to participate in the economy. We believe entrepreneurship and independent commerce can be part of that answer.”

Btab’s long-term vision builds on an existing global foundation. The Company has spent more than a decade developing ecommerce platforms, supplier relationships, product sourcing capabilities, supply chain infrastructure and digital commerce technology. More than 300,000 businesses already use or participate across Btab’s platforms and network.

The next stage is focused on expanding that foundation significantly and enabling more participants to become active product resellers and commerce partners.

Rather than requiring every entrepreneur to independently build technology, negotiate with manufacturers, source products, establish logistics systems and develop ecommerce infrastructure, Btab’s model is designed to provide much of that underlying infrastructure through a connected ecosystem. Participants can then focus on finding customers, developing markets and building their businesses.

The Company believes one of the defining economic questions of the coming decade will be how individuals and small businesses participate in an increasingly AI-driven economy.

AI can automate many functions previously performed manually, from customer engagement and product discovery to catalog management, marketing, administration and supply chain coordination. Btab intends to use these technologies not only to automate commerce, but also to reduce the barriers that prevent individuals and small businesses from becoming entrepreneurs.

The Company’s AI strategy is being developed around enabling resellers to operate more efficiently through areas such as product selection, storefront creation, customer engagement, marketing, commerce operations and supply chain coordination.

The goal is not simply to automate commerce. The goal is to make entrepreneurship more accessible.

Btab’s long-term strategy is based on creating an interconnected ecosystem between manufacturers, suppliers, resellers, entrepreneurs and consumers. Manufacturers need distribution. Entrepreneurs need products and infrastructure. Consumers need choice and accessibility. Btab believes technology can connect these groups at a scale that historically would have required significant capital and operating infrastructure from each individual participant.

Over the next five years, the Company intends to progressively expand its reseller ecosystem toward millions of participants across multiple countries and product categories. The expansion is expected to build upon Btab’s existing network while opening the ecosystem to new entrepreneurs, independent sellers, small businesses and individuals seeking to establish commerce businesses.

The Company believes enabling more small businesses and independent entrepreneurs can contribute to broader economic participation by helping people create income, establish businesses, serve local communities and potentially create additional employment as those businesses grow.

This philosophy is reflected in Btab’s long-term purpose: Empower Entrepreneurs. Create Jobs. Strengthen Families.

“Technology has gone through many generations, and every major technological shift creates both disruption and opportunity,” Lau continued. “Our responsibility is to build on the opportunity side of that equation. If we can give millions of people access to products, technology, AI and global commerce infrastructure that previously only large companies could afford, we believe we can help create a new generation of entrepreneurs.”

Btab views its development in decades rather than individual quarters. The Company’s long-term objective is to build a global commerce infrastructure connecting product supply with millions of businesses and entrepreneurs, increasingly supported by AI.

Btab believes the companies that define the next generation of commerce will not simply use AI to reduce costs. They will use AI to expand what individuals and small businesses are capable of doing. For Btab, that represents the larger opportunity: not simply building a bigger company, but building infrastructure that can enable millions of people to build something of their own.

While Btab continues working toward closing its previously announced business combination with Integrated Wellness Acquisition Corp. (OTC: WELNF) (“IWAC”), the Company remains focused on executing its long-term strategy, expanding its global commerce ecosystem and investing in the infrastructure required for its next stage of growth. Btab believes the business combination represents an important corporate milestone, but its ambitions extend well beyond the transaction. The Company’s broader ambition is to build a global commerce infrastructure designed to empower millions of entrepreneurs and small businesses for generations to come.

About Btab Ecommerce Group, Inc.

Btab Ecommerce Group, Inc. (OTC: BBTT) is a global ecommerce and technology company focused on building a scalable commerce ecosystem that connects manufacturers, suppliers, entrepreneurs, resellers and consumers worldwide. Through its digital platforms, product supply capabilities, ecommerce infrastructure and AI-powered technologies, Btab seeks to empower entrepreneurs, create economic opportunities and support the growth of small and medium-sized businesses globally.

Btab’s new corporate website is available at https://btabcorp.com

Cautionary Statement About Forward-Looking Statements

This press release includes forward-looking statements regarding, among other things, the plans, strategies, and prospects, both business and financial, of Btab. We have based these forward-looking statements on our current expectations and projections about future events, including the future plans and potential success of the business. Although we believe that our plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control.

These forward-looking statements regarding future events and the future results of IWAC and Btab are based upon estimates and assumptions that, while considered reasonable by IWAC, Btab, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond IWAC or Btab’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against IWAC, Btab or others following the announcement of the business combination and any definitive agreements with respect thereto; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; Btab’s ability to scale and grow its business; the cash position of Btab following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Btab as a result of the announcement and consummation of the business combination; Btab’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by IWAC and/or Btab, including the Registration Statement that IWAC and Btab filed in connection with the business combination.

If any of these risks materialize or Btab’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Btab or IWAC do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Btab or IWAC reflect the expectations, plans or forecasts of future events and views of Btab and IWAC and speak only as of the date they are made. Neither Btab nor IWAC undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Btab’s or IWAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor and Media Contact
Mr. Binson Lau, CEO
ir@btabcorp.com
https://btabcorp.com